Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2008

Mr. Abraham Havron
Chief Executive Officer
Modigene Inc.
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140

Re: Modigene Inc.
Form 10-KSB for the Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-52691

Dear Mr. Havron:

We have reviewed your June 27, 2008 response to our June 13, 2008 letter and have the
following comments. In our comments, we ask you to provide us with information so we
may better understand your disclosure. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

General

1. Please confirm that you will correct the file number to 000-52691 on the cover page
    of your documents in future filings.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1:- General

b. Reverse Acquisition of Modigene inc., a Delaware corporation, page 50

2. We have read your combined response to prior comments two and three.
    However, your response did address how your accounting treatment complies
    with generally accepted accounting principles. Therefore we reissue these

comments. Also, it appears that your response is inconsistent with your disclosure of the accounting treatment of the Merger. Please explain to us the following:

- In your response you state that "Considering these merger ownership data, the Company determined that in the absence of a majority owner of either Private Modigene or the Pre-Merger Public Company, and with voting and managerial control split among various parties of the transaction, it was reasonable to treat such a transaction as a purchase rather than as a reverse acquisition and to determine the new group of shareholders to be the accounting acquirer for accounting purposes." Please cite the specific GAAP literature which supports that the transaction is a purchase and the new group of shareholders is the accounting acquirer. Also, explain to us how Modigene Delaware or the Pre-Merger Public Company meets the definition of a business under EITF 98-3.
- Further, on page 50 you disclose that the accounting treatment of the Merger as a recapitalization. Please tell us why this accounting treatment is not appropriate since it appears that the substance of the transaction was to merge Modigene Delaware, a private development stage enterprise, with a public shell and continue the operations of Modigene Delaware as a public company with additional capital.
- Please tell us your basis under GAAP, including the authoritative literature relied upon, for treating the shares issued or exchanged in the transaction as a form of compensation for R&D services rendered based on the price paid in cash by the new group of investors with a corresponding credit in stockholders' equity.

Item 8A(T). Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 66

3. In your response to prior comment four you state that "Most of the controls currently in place are in compliance with the COSO framework, and the company is in the process of formally adopting the COSO framework." Please explain to us which controls are not in compliance with the COSO framework and how the framework currently utilized by management complies with Rule 13a-15 (c) or Rule 15d-15(c) of the Exchange Act. In addition, please confirm that you will provide disclosure in future filings that identifies the framework used to by management to evaluate the effectiveness of your internal control over financial reporting.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant